EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made and entered into this 28th day of

February 2018 by and between Sharing Services, Inc., a Nevada corporation (the "Employer") located at 3820 American Drive, Suite #300, Plano, TX 75075, and John "JT" Thatch an individual (hereinafter called the "Employee") Resident of Florida.

Whereas, Employer desires to hire Employee as the Chief Executive Officer and to serve as a Director of the Employer;

Whereas, Employee desires to serve as Chief Executive and serve as Director of the Employer;

Whereas, Employee and Employer would like to structure a mutually beneficial business relationship whereby Employee serves in the capacities enumerated in this Agreement in exchange for compensation similarly enumerated;

Whereas, Employee and Employer desire to clarify the nature of their business relationship and obligations to the other;

Now therefore, in consideration of the premises and mutual covenants set forth herein, the parties hereto, intending to be legally bound, agree as follows:

1. Employment.

1.1

Employment. The Employer hereby agrees to employ the Employee and the Employee hereby agrees to serve the Employer on the terms and conditions set forth herein.

1.2

Duties of Employee. Employee shall be employed as Chief Executive Officer and will serve as a Director of the Employer and shall perform such duties as shall be reasonably assigned to him by the Chief Executive Officer of the Employer which are consistent with his office. Employee shall serve at the direction of and be responsible to the Employer's Board of Directors. Throughout the period of his employment hereunder, the Employee shall: (i) devote his best efforts, business experience, knowledge and skills, faithfully, diligently and professionally, to the performance of his duties and responsibilities hereunder on behalf of the Employer at a level at least equal to that generally expected of an employee of a business comparable to that of the Employer, having the rank and responsibilities of the Employee; (ii) implement, observe and carry out such rules, regulations, policies, directions and restrictions of general application to all employees of the Employer having a rank directly under that of the Employee as may reasonably be established from time to time by the Employer's Board of Directors, including but not limited to the standard policies and procedures of the Employer as in effect from time to time; and (iii) do such traveling as may reasonably be required in connection with the performance of such duties and responsibilities.

The Employee shall devote his best efforts and time, ability, and attention to the business of the Employer during the term of this contract. The Employee shall not directly or indirectly render any services of a business, commercial, or professional nature to any other person or organization, whether for compensation or otherwise, without the prior written consent of the Board of Directors of the Employer except as described in the agreement, section 6.7. The Employee represents that the services to be performed under the terms of this contract are of a special, unique, unusual, extraordinary, and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. The Employee therefore expressly agrees that the Employer, in addition to any other rights or remedies that the Employer may possess, shall be entitled to injunctive and other equitable relief to prevent a breach of this contract by the Employee.

2. Term.

2.1

Term. The term of this Agreement, and the employment of the Employee hereunder, shall be for a term of three (3) years and shall commence on March 1st, 2018 (the "Commencement Date") and shall expire on February 28th  2021 (the "Expiration Date") unless sooner terminated in accordance with the terms and conditions hereof (the "Term").

3. Compensation.

3.1

Base Salary. As compensation for services under this Agreement, the Employee shall receive an annual salary at the rate of $240,000 per annum for the term of this employment, except as noted below, payable in equal monthly installments during the employment term (the "Base Salary").

3.2

Bonuses. During the Term of this Agreement, the Employee shall be eligible to receive bonuses, at the discretion of the Employer, pursuant to any bonus plan established by the Employer for bonus compensation for employees of the Employer having a rank comparable to that of the Employee.

3.3

Employer Shares.

(a)

The Employer shall issue to the Employee or his designee trust, on the effective date of this agreement a warrant to purchase 5,000,000 (five million) shares of Preferred "A" stock for par value of .0001, that shall vest immediately. In addition, the Employer shall issue to Employee or his designee trust, warrants to purchase up to 10% (ten percent) of the total issued and outstanding stock, of the Employer, at the end of the year 2018 that shall vest immediately. This warrants may consist of any class of stock, however shall not be less than 10,000,000 (ten million) shares in total. In the event of a change in control of Employer management through acquisition, merger or reorganization issuance of the shares of Employer Series B convertible Preferred stock shall immediately accelerate and be issued within 30 days from receipt by Employer of written notice from the Employee of intent to accelerate issuance of the said shares.

ii.

If this Agreement is terminated without cause under Section 5.4, then any Shares or warrants will immediately become due and vested.

iii.

In the event that a Change in Control of the Employer occurs, then all Shares or warrants immediately vest and become due. For purposes hereof, "Change in Control" shall mean approval by the shareholders of the Employer of (x) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Employer immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated Employer's then outstanding voting securities, or (y) a liquidation or dissolution of the Employer or (z) the sale of all or substantially all of the assets of the Employer (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned).

iv.

In the event that the Employer effects any forward or reverse split of the Common Stock prior to the date on which all the Shares have been issued, then the remaining shares issuable to the Employee shall be appropriately adjusted to reflect any such split.

v.

In the event that this Agreement is terminated for cause under Section 5.1, then any Shares which have not then vested shall be forfeited.

vi.

In the event that this Agreement is terminated on the death or disability of the Employee under Section 5.2 or Section 5.3, respectively, then all Shares that vest through the next anniversary of the date of this Agreement shall vest on the date of termination, and all unvested Shares shall be forfeited.

vii.

Certificates representing the Shares shall be retained by the Employer until increments of the Shares vest as provided herein.

(b)

Employee shall not sell or transfer any of his Shares without the prior written consent of the Employer.

(c)

If holders of more than 50% of the outstanding Common Stock agree to or vote as shareholders of the Employer in favor of any merger, stock acquisition, sale of assets or comparable transaction (an "Acquisition Transaction"), then the Employee agrees to approve, vote his Shares if favor of, and sell his Shares pursuant to the terms of, such Acquisition Transaction. The Employee agrees to execute all documents and do all such other acts and things as may be required to consummate an Acquisition Transaction.

4. Expense Reimbursement and Other Benefits.

4.1

Reimbursement of Expenses. During the term of the Employee's employment hereunder, the Employee will be provided an Employer credit card for all reasonable expenses incurred by the Employee in the course of and pursuant to the business of the Employer. If Employee has to use other means of payment for reasonable expenses incurred by the Employee in the course of and pursuant to the business of the Employer then Employee will be reimbursed twice monthly after the submission of proper substantiation by the Employee, and subject to such rules and guidelines as the Employer may from time to time adopt.

4.2

Compensation/Benefit Programs. During the term of this Agreement, the Employee shall be provided or reimbursed for all major medical and dental insurance plans for the Employee and his family and any and all other employee benefit plans that are presently and hereinafter offered by the Employer to its employees having rank comparable to that of the Employee, subject to the general eligibility and participation provisions set forth in such plans.

4.3

Automobile Allowance. Employer shall pay to Employee a monthly vehicle allowance of no less than $1000.00 (one thousand) Payment of such allowance shall constitute all reimbursement to which Employee shall be entitled for use of an automobile during the employment of the Employee hereunder.

4.4

Other Benefits. The Employer will provide the Employee and allow Employee to hire and maintain an Executive Assistant with the salary of up to $75,000 annually.

The Employee shall be entitled to 6 (six) weeks of vacation each calendar year during the term of this Agreement, to be taken at such times as the Employee and the Employer shall mutually determine and provided that no vacation time shall interfere with the material duties required to be rendered by the Employee hereunder. Any vacation time not taken by Employee during any calendar year may not be carried forward into any succeeding calendar year.

Employer acknowledges that Employee resides in the Tampa Bay area of Florida and will not be required to move to Dallas where the Employer's corporate offices are currently located, or any future location where the Employer locates its corporate offices. Employer will provide Employee an office and meeting space at Employers corporate offices. In addition, Employer also agrees to provide Employee offices outside of his residence to work on Employer business and activities and will pay $1000.00 (one thousand) monthly for such offices and will additionally supply all necessary equipment and tools for Employee to perform his duties, including appropriate staff when deemed necessary.

The Employer acknowledges that the Employee will need to travel to the Employers corporate offices regularly as deemed necessary to perform his duties and Employer agrees to maintain a furnished residence with a minimum of 800 sq ft of space or a hotel room and a vehicle for Employee to utilize when he is at the corporate offices of the Employer for business and will pay for all travel relating to these commutes.

5. Termination.

5.1

Termination for Cause. The Employer shall at all times have the right, upon written notice to the Employee, to terminate the Employee's employment hereunder, for Cause. For purposes of this Agreement, the term "Cause" shall mean (i) an action or omission of the Employee which constitutes a breach of this Agreement which is not cured within 60 days of the Employer's giving notice of termination to the Employee specifying in reasonable detail the reasons for termination, (ii) the Employee's committing an act constituting fraud, theft, conversion, a crime, or breach of fiduciary duty of Employer, (iii) gross negligence in connection with the performance of the Employee's material duties hereunder, (iv) the material failure or refusal (other than as a result of a disability) by the Employee to perform his duties hereunder, (v) the Employee's abuse of drugs or alcohol that adversely affects the performance of the Employee's duties hereunder.

5.2

Disability. Subject to applicable law the Employer shall at all times have the right in its discretion, upon written notice to the Employee, to terminate the Employee's employment hereunder, if the Employee shall as the result of mental or physical incapacity, illness or disability, become unable to perform his obligations hereunder for a total of 120 days in any 180 day period, or any 90 consecutive days. Upon any termination pursuant to this Section 5.2, the Employer shall (i) pay to the

Employee any unpaid Base Salary through the effective date of termination specified in such notice, and (ii) pay to the Employee severance payments equal to three months of the Employee's Base Salary at the time of the termination of the Employee's employment with the Employer, payable on the Employer's normal payroll payment schedule. The Employer shall have no further liability hereunder (other than for (x) reimbursement for reasonable business expenses incurred prior to the date of termination, subject, however to the provisions of Section 4.1, (y) payment of compensation for unused vacation days that have accumulated during the calendar year in which such termination occurs, (z) issuances of Shares under Section 3.3vii), and (aa) payment of unpaid benefits that have accrued through the date of termination.

5.3

Death. In the event of the death of the Employee during the Term of his employment hereunder, the Employer shall pay to the estate of the deceased Employee any unpaid Base Salary for a period of one year from the Employee's date of death. The Employer shall have no further liability hereunder (other than for (x) reimbursement for reasonable business expenses incurred prior to the date of the Employee's death, subject, however to the provisions of Section 4.1, (y) payment of compensation for unused vacation days that have accumulated during the calendar year in which such termination occurs, issuances of Shares under Section 3.3, and payment of unpaid benefits that have accrued through the date of termination).

5.4

Termination Without Cause. At any time the Employer shall have the right to terminate the Employee's employment hereunder by ten days prior written notice to the Employee. Upon any termination pursuant to this Section 5.4 (that is not a termination under any of Sections 5.1, 5.2, or 5.3), Employer shall (i) pay to the Employee any unpaid Base Salary through the remainder of this Employment agreement and all benefits contained within.

5.5

Resignation. Upon any termination of employment pursuant to this Section 5, the Employee shall be deemed to have resigned as an officer, and if he was then serving as a director of the Employer, as a director, and if required by the Board, the Employee hereby agrees to immediately execute a resignation letter to the Board. If Employee resign's in this circumstance or is asked to resign all terms and conditions contained in this employment agreement remains in full force and effect.

6. Restrictive Covenants.

6.1

Non-Competition. At all times while the Employee is employed by the Employer and for a one year period after the termination of the Employee's employment with the Employer by the voluntary resignation of the Employee, the Employee shall not, directly or indirectly, engage in or have any interest in any sole proprietorship, partnership, corporation or business or any other person or entity (whether as an employee, officer, director, partner, agent, security holder, creditor, or otherwise) that directly or indirectly (or through any affiliated entity) engages in competition with the Employer; provided that such provision shall not apply to the Employee's ownership of Common Stock of the Employer or the acquisition by the Employee, solely as an investment, of securities of any issuer having securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, that are listed or admitted for trading on any United States national securities exchange or that are quoted on the National Association of Securities Dealers Automated Quotations System, or any similar system of automated dissemination of quotations of securities prices in common use, so long as the Employee does not control, acquire a controlling interest in or become a member of a group which exercises direct or indirect control of, more than five percent of any class of capital stock of such corporation.

6.2

Nondisclosure. The Employee shall not at any time divulge, communi- cate, use to the detriment of the Employer or for the benefit of the Employee or any other person, or misuse in any way, any Confidential Information (as hereinafter defined) pertaining to the business of the Employer. Any Confidential Information or data now or hereafter acquired by the Employee with respect to the business of the Employer (which shall include, but not be limited to, information concerning the Employer's financial condition, prospects, technology, customers, suppliers, sources of leads and methods of doing business) shall be deemed a valuable, special and unique asset of the Employer that is received by the Employee in confidence and as a fiduciary, and Employee shall remain a fiduciary to the Employer with respect to all of such information. For purposes of this Agreement, "Confidential Information" means information disclosed to the Employee or known by the Employee as a consequence of or through his employment by the Employer (including information conceived, originated, discovered or developed by the Employee) prior to or after the date hereof, and not generally known, about the Employer or its business. Notwithstanding the foregoing, nothing herein shall be deemed to restrict the Employee from disclosing Confidential Information to the extent required by law. This Section 6.2 shall not apply to information that (i) is generally known to the Employee prior to its disclosure to the Employee; (ii) is or becomes publicly available other than by unauthorized disclosure by the Employee; or (iii) is received by the Employee from a third party who is rightfully in possession of such information free of any obligation to maintain its confidentiality; or (iv) is known by the Employee prior to his employment by the Employer.

6.3

Nonsolicitation of Employees and Clients. At all times while the Employee is employed by the Employer and for a one year period after the termination of the Employee's employment with the Employer for any reason, the Employee shall not, directly or indirectly, for himself or for any other person, firm, corporation, partnership, association or other entity (a) employ or attempt to employ or enter into any contractual arrangement with any employee or former employee of the Employer, and/or (b) call on or solicit any of the Employer's actual or targeted prospective customers, suppliers, providers of products or services to the Employer or its customers, or comparable parties ("Customers/Providers") on behalf of any person or entity in connection with any business competitive with the business of the Employer as defined herein, nor shall the Employee make known the names and addresses of Customers/Providers or any information relating in any manner to the Employer's trade or business relationships with Customers/Providers, other than in connection with the performance of Employee's duties under this Agreement; provided however that this Section 6.3 shall not apply to any solicitation of users of the Internet generally through a web site that can be accessed by the public so long as such solicitation does not involve direct contact with Customers/Providers.

6.4

Ownership of Developments. All copyrights, patents, trade secrets, or other intellectual property rights associated with any ideas, concepts, techniques, inventions, processes, or works of authorship developed or created by Employee during the course of performing work for the Employer or its clients (collectively, the "Work Product") shall belong exclusively to the Employer and shall, to the extent possible, be considered a work made by the Employee for hire for the Employer within the meaning of Title 17 of the United States Code. To the extent the Work Product may not be considered work made by the Employee for hire for the Employer, the Employee agrees to assign, and automatically assigns at the time of creation of the Work Product, without any requirement of further consideration, any right, title, or interest the Employee may have in such Work Product. Upon the request of the Employer, the Employee shall take such further actions, including execution and delivery of instruments of conveyance, as may be appropriate to give full and proper effect to such assignment.

6.5

Books and Records. All books, records, and accounts relating in any manner to the customers or clients of the Employer, whether prepared by the Employee or otherwise coming into the Employee's possession, shall be the exclusive property of the Employer and shall be returned immediately to the Employer on termination of the Employee's employment hereunder or on the Employer's request at any time.

6.6

Definition of Employer. Solely for purposes of this Section 6, the term "Employer" also shall include any existing or future subsidiaries of the Employer that are operating during the time periods described herein and any other entities that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with the Employer during the periods described herein.

6.7

Acknowledgment by Employee. The Employee acknowledges and confirms that (a) the restrictive covenants contained in this Section 6 are reasonably necessary to protect the legitimate business interests of the Employer, and (b) the restrictions contained in this Section 6 (including without limitation the length of the term of the provisions of this Section 6) are not overbroad, overlong, or unfair and are not the result of overreaching, duress or coercion of any kind. The Employee further acknowledges and confirms that his full, uninhibited and faithful observance of each of the covenants contained in this Section 6 will not cause him any undue hardship, financial or otherwise, and that enforcement of each of the covenants contained herein will not impair his ability to obtain employment commensurate with his abilities and on terms fully acceptable to him or otherwise to obtain income required for the comfortable support of him and his family and the satisfaction of the needs of his creditors. The Employee acknowledges and confirms that his special knowledge of the business of the Employer is such as would cause the Employer serious injury or loss if he were to use such ability and knowledge to the benefit of a competitor or were to compete with the Employer in violation of the terms of this Section 6. The Employee further acknowledges that the restrictions contained in this Section 6 are intended to be, and shall be, for the benefit of and shall be enforceable by, the Employer's successors and assigns.

Acknowledgment by Employer.

The Employer acknowledges and confirms that Employee has interests in several private companies, none which directly compete with Employer and acknowledges that Employee is the owner or majority shareholder of these businesses and understands that he will continue to oversee these business interests; however it will not interfere with his duties for Employer. Employee has documented with Employer the companies that he has an interest and will not engage in future endeavors without approval of Employer.

6.8

Reformation by Court. In the event that a court of competent jurisdiction shall determine that any provision of this Section 6 is invalid or more restrictive than permitted under the governing law of such jurisdiction, then only as to enforcement of this Section 6 within the jurisdiction of such court, such provision shall be interpreted and enforced as if it provided for the maximum restriction permitted under such governing law.

6.9

Extension of Time. If the Employee shall be in violation of any provision of this Section 6, then each time limitation set forth in this Section 6 shall be extended for a period of time equal to the period of time during which such violation or violations occur. If the Employer seeks injunctive relief from such violation in any court, then the covenants set forth in this Section 6 shall be extended for a period of time equal to the pendency of such proceeding including all appeals by the Employee.

7. Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach by the Employee of any of the covenants contained in Section 6 of this Agreement will cause irreparable harm and damage to the Employer, the monetary amount of which may be virtually impossible to ascertain. As a result, the Employee recognizes and hereby acknowledges that the Employer shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any violation of any or all of the covenants contained in Section 6 of this Agreement by the Employee or any of his affiliates, associates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other remedies the Employer may possess.

8. Mediation:.. Except to the extent the Employer has the right to seek an injunction under Section 7 hereof, in the event a dispute arises out of or relates to this Agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties hereby agree first to attempt in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Employment Mediation Rules before resorting to litigation or some other dispute resolution procedure.

9. Assignment. Neither party shall have the right to assign or delegate his rights or obligations hereunder, or any portion thereof, to any other person.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between the Employee and the Employer (or any of its affiliates) with respect to such subject matter. This Agreement may not be modified in any way unless by a written instrument signed by both the Employer and the Employee.

12. Notices. All notices required or permitted to be given hereunder shall be in writing and shall be personally delivered by courier, sent by registered or certified mail, return receipt requested or sent by confirmed facsimile transmission addressed as set forth herein. Notices personally delivered, sent by facsimile or sent by overnight courier shall be deemed given on the date of delivery and notices mailed in accordance with the foregoing shall be deemed given upon the earlier of receipt by the addressee, as evidenced by the return receipt thereof, or three (3) days after deposit in the U.S. mail. Notice shall be sent (i) if to the Employer, addressed to Sharing Services, Inc 3820

American Dr. #300 Plano, TX 75075 and (ii) if to the Employee, to his address as reflected on the payroll records of the Employer, or to such other address as either party hereto may from time to time give notice to the other.

13. Benefits; Binding Effect. This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, and successors.

14. Severability. The invalidity of any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted. If such invalidity is caused by length of time or size of area, or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

15. Waivers. The waiver by either party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

16. Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

17. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Employer, the parties hereto and their respective heirs, personal representatives, legal representatives, successors and assigns, any rights or remedies under or by reason of this Agreement.

18. Venue. In the event of litigation arising out of this Agreement, venue shall be in Pinellas County, Florida.

19. Survival. The provisions of this Sections 6-18 hereof shall survive the termination of this Agreement, as applicable.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Employer:

Sharing Services, Inc.

By:  /s/ Robert Oblon

Dated this 28th day of February 2018.

Robert Obion, Chairman

Employee:

  /s/ John “JT” Thatch

Dated this 28th day of February 2018.

John "JT" Thatch